Exhibit 99.12

PRESS RELEASE

Renewables: TotalEnergies divests 50%
of a 424 MW portfolio in Greece

Paris, December 17, 2025 – In line with its renewables business model, TotalEnergies has closed the sale to Asterion Industrial Partners of 50% of its 424 MW wind and solar portfolio in Greece. This transaction values the portfolio at €508 million, equivalent to approximately €1.2 million per MW installed.

TotalEnergies retains a 50% stake and remains the operator of the assets. Besides, TotalEnergies will offtake and market most of the electricity produced by these assets when they stop benefiting from the regulated tariffs.

TotalEnergies’ Integrated Power Business Model

TotalEnergies is building a competitive portfolio that combines renewables (solar, onshore wind, offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. To achieve its profitability objectives and share risks, TotalEnergies divests up to 50% of its interests in renewable assets, enabling the Company to maximize the value of its portfolio.

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About Asterion Industrial Partners

Asterion Industrial Partners is an independent investment management firm focused on European infrastructure in the mid-market. Founded in 2018 and with $10bn under management, the firm invests in essential infrastructure across the energy, digital, utilities and mobility sectors, with a hands-on, industrial approach that prioritizes long-term value creation and sustainability.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).